

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2024

Edward King
Co-Chief Executive Officer
K&F Growth Acquisition Corp. II
1219 Morningside Drive, Suite 110
Manhattan Beach, CA 90266

> **Re: K&F Growth Acquisition Corp. II**
> **Draft Registration Statement on Form S-1**
> **Submitted August 22, 2024**
> **CIK No. 0002029976**

Dear Edward King:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted August 22, 2024

Cover Page

1. Please revise to clarify the maximum percentage of the offering, in the aggregate, that could be purchased by the non-managing sponsor investors.

2. We refer to the paragraph beginning, "Our sponsor has purchased an aggregate of 9,583,333 Class B ordinary shares. . . ." Please revise the cross-reference to further discussion on your sponsor's and your affiliates' securities, as the location currently cross-referenced appears to be incorrect. See Item 1602(a)(3) of Regulation S-K. In addition, please revise the table of contents to include a listing of the summary section and the section's corresponding page number. See Item 502 of Regulation S-K.

Summary, page 1

3. Please revise to describe any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders, as required by Item

1602(b)(5) of Regulation S-K. In this regard, we note your disclosures that you intend to effectuate your initial business combination using cash from, among other sources, the proceeds of the sale of your shares pursuant to forward purchase agreements or backstop agreements, that you may raise funds through the issuance of equity-linked securities or through loans, and that you intend to target an initial business combination with an equity valuation greater than $1.0 billion.

4.   Please revise the table on page 7 to include the anti-dilution adjustment of the founder shares and the payment of consulting, success or finder fees. Please revise the disclosures outside of the table to describe the extent to which the conversion of the working capital loans into private placement units may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation S-K.

5.   Where you discuss the prior SPAC/de-SPAC experience of your management and the business combination of Acies I and PlayStudios, please revise to balance your discussion by disclosing redemption levels in connection with the initial business combination transaction. Also revise to discuss briefly the legal proceedings referenced on page 79 and identify the members of your management who have been named as defendants. Finally, please expand your discussion to explain that in recent years, a number of target businesses have underperformed financially post-business combination, as you further discuss on page 61.

Appointment and removal of directors..., page 24

6.   Please expand your disclosure here, and elsewhere as appropriate, including your risk factor on page 46, to also explain the number of public shares needed if a special resolution is required to approve the initial business combination, including if you assume that only the number of shares representing a quorum vote their shares.

Conflicts of Interest, page 40

7.   Please revise to also disclose conflicts of interest relating to fees, reimbursements, or cash payments to your sponsor, officers or directors, or your or their affiliates for services rendered to you prior to or in connection with the completion of your initial business combination, as referenced on pages 39-40, including the repayment of up to an aggregate of $300,000 in loans made to you by your sponsor. Please also revise to clearly disclose the nominal price paid for the securities and the conflict of interest in determining whether to pursue a de-SPAC transaction. See Item 1602(b)(7) of Regulation S-K.

Summary of Risk Factors, page 44

8.   Please expand your fifth risk factor to specifically highlight that you may not need any public shares in addition to the founder shares to be voted in favor of the initial business combination in order to approve the transaction, as you explain elsewhere in your prospectus. Also revise the seventh risk factor on page 45 to clarify the purpose of the structure is to provide anti-dilution protection to the initial shareholders.

9.   Please expand your disclosure to add a summary risk factor highlighting the risks related to the non-managing sponsor investors' expression of interest, as you explain on page 81. Additionally, please expand your risk factor on page 81 to address whether or how the expression of interest may impact your ability to meet Nasdaq listing requirements.

<u>We may issue additional Class A ordinary shares or preference shares..., page 62</u>

10.   We note your disclosure that you may issue additional ordinary or preference shares to complete your initial business combination. Please expand your disclosures to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor's completion of the business combination or providing sufficient liquidity.

<u>We may not be able to complete an initial business combination..., page 70</u>

11.   With a view toward disclosure, please tell us whether your sponsor has any members who are, or has substantial ties with, a non-U.S. person. Additionally, please revise to clarify: (i) your statement, "Our sponsor is 'controlled' for CFIUS purposes by managing members Daniel Fetters and Edward King, one of whom is a US citizens, and thus we do not believe that our sponsor is a 'foreign person' as defined in the CFIUS regulations," and (ii) the basis for your statement that you do not believe that your sponsor is a foreign person as defined in the CFIUS regulations. Finally, please revise or advise regarding your statement that, in the event you are required to liquidate because of failure to obtain any required approvals within the requisite time period, your warrants "may" be worthless. It is unclear how the warrants would retain any value if the company were required to liquidate.

<u>Risk Factors</u>
<u>Risks Relating to Our Management Team, page 77</u>

12.   We note the disclosure on page 9 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

<u>Dilution, page 99</u>

13.   Please revise here, and elsewhere as appropriate, to expand on your assumption that no additional ordinary shares are issued by highlighting that you may need to do so because you intend to target an initial business combination with an equity valuation greater than $1.0 billion, which you explain elsewhere.

<u>Our Sponsor, page 111</u>

14.   Please revise the table on page 112 to include the payment of consulting, success or finder fees, as applicable. See Item 1603(a)(6) of Regulation S-K.

September 24, 2024
Page 4

15.   Please revise the table on pages 113-114 to disclose the lock-up agreement with the underwriter. See Item 1603(a)(9) of Regulation S-K. In addition, as applicable, please explain whether or how the transfer restrictions disclosed on pages 113-114 relate to the non-managing sponsor investors' expression of interest.

Executive Officer and Director Compensation, page 143

16.   Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K.

Conflicts of Interest, page 147

17.   Please revise to state the basis for your statement that you do not believe that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.

18.   Please revise to disclose any actual or potential material conflicts of interest relating to compensation, repayment of loans, and reimbursements of expenses that will be paid to your sponsor, officers, or directors. See Item 1603(b) of Regulation S-K.

Principal Shareholders, page 151

19.   Please revise your narrative disclosure preceding the table to disclose the percentage of your public units that may be purchased by the non-managing sponsor investors.

20.   Please revise your disclosure to reflect the 394,880 private placement units to be purchased by the sponsor and to explain the decrease in the approximate percentage of Class B ordinary shares held by the sponsor after the offering.

General

21.   Please revise to disclose the nominal purchase price to be paid by the non-managing sponsor investors for the membership interests reflecting indirect interests in the founder shares.

22.   Where you discuss the non-managing sponsor investors' expression of interest, please revise to clarify whether their potential purchase of units in the offering is conditioned on their potential indirect purchase of private placement warrants and founder shares in a private placement, or vice versa. In this regard, we note your disclosure that the non-managing sponsor investors will potentially have different interests than your other public shareholders in approving your initial business combination and otherwise exercising their rights as public shareholders because of their indirect ownership of founder shares.

23.   Please revise to disclose whether the non-managing sponsor investor's membership interest units are subject to any transfer restrictions, such as a lock-up agreement. We note your disclosure on page 23 and elsewhere that except in certain limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may transfer all or any portion of its membership interests in the sponsor. We also note your cross-reference to more information in the Principal Shareholders section under "Restrictions on Transfers of Founder Shares and Private Placement Warrants." However, such disclosure does not

        appear to address the non-managing sponsor investors' membership interest units in the sponsor.

        Please contact Howard Efron at 202-551-3439 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Jeffrey Gabor at 202-551-2544 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: David E. Fleming